FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES ACT OF 1934

For the month of November, 2010

Commission File Number 0-31481
CARTHEW BAY TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Brookfield Place, 181 Bay Street, Suite 2500
Toronto, Ontario, Canada M5J 2T7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82-_____________.

The following is included in this report on Form 6-K:

Description:

News release dated November 18, 2010 has been attached as Exhibit 99.1.

INDEX TO EXHIBITS

Exhibit No.	Description

31.1	Certification of Interim Filings

31.2	Certification of Interim Filings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunder duly authorized.

Dated: November 18, 2010
CARTHEW BAY TECHNOLOGIES, INC.
(Registrant)

/s/ Michael Liik
By: Michael Liik, President and CEO

Dated: November 18, 2010
CARTHEW BAY TECHNOLOGIES, INC.
(Registrant)

/s/ Brian Clewes
By: Brian Clewes, CFO, Secretary and Treasurer

November 18, 2010

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Carthew Bay Technologies Inc. (“Carthew Bay” or the “Company”) for the nine-month period ended September 30, 2010 and 2009.  The financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and are presented in Canadian dollars unless otherwise stated. This discussion should be read in conjunction with the audited financial statements and notes for December 31, 2009 and Management’s Discussion and Analysis for the year ended December 31, 2009.

Additional information relating to Carthew Bay is on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Forward-looking Statements and Risk Factors

The following discussion contains forward-looking statements that are based on current expectations and entails various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different from those expressed or implied.  The forward-looking information contained in this document is current only as of the date of the document.  There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.  You should not place undue reliance on forward-looking statements.  Readers are encouraged to read the section entitled “Risks and Uncertainties” in this MD&A for a discussion of the factors that could affect our future performance.

Recent developments

Amended and Restated Convertible Debenture & Amended and Restated Agreement and Plan of Merger

On March 31, 2010, the Company entered into the Amended and Restated Convertible Debenture of Colorep (which replaces the Debentures, discussed below under Overview and Business of Carthew Bay Technologies) and the Amended and Restated Agreement and Plan of Merger (which replaces the Original Agreement and Plan of Merger), both of which are made and effective as of March 31, 2010.  The Amended and Restated Convertible Debenture and the Amended and Restated Agreement and Plan of Merger were entered into at the request of Colorep (i) to facilitate its immediate financing needs, and (ii) because the Company was able to negotiate an amendment fee.  The Amended and Restated Convertible Debenture requires the Company to hold a shareholder’s meeting at the earliest possible date to approve above amendments. This Special Shareholder’s Meeting is scheduled to take place on May 6, 2010.

The Amended and Restated Convertible Debenture provides that all outstanding principal and unpaid interest will be due on March 31, 2012 and will bear interest at a rate of one percent (1%) per month until such time.  In exchange for the Company’s agreement, Colorep agreed to pay an amendment fee of US $100,000 (the  “Amendment Fee”), payable in the amount of US $50,000 immediately and US $50,000 on April 30, 2010, to be credited against the cash payment obligation set forth in (iv) below.  The amended and Restated Convertible Debenture also provides that, immediately upon approval by the Shareholders of the Special Resolution described under the heading “Special Resolution” below:

i.
all outstanding principal and unpaid interest and all other amounts owed by Colorep to the Company will be converted into: (a) 714,005 shares of Series C preferred stock of Colorep (convertible into shares of common stock at a rate of ten shares of common stock for each share of Series C Preferred Stock) – which represent approximately 4.52% of the outstanding securities of Colorep, calculated on an as-converted into common shares basis (fully diluted in accordance with US GAAP) or 2.58% of the outstanding shares of Colorep calculated on an as-converted into common shares basis (fully diluted including all warrants); (b) warrants to purchase 7,140,050 shares of common stock of Colorep to be exercisable at US $0.378 per share for a period of five years from issuance – which represent approximately 2.58%  of the outstanding shares of Colorep calculated on an as-converted into common shares basis (fully diluted including all warrants) (these warrants are not included pursuant to US GAAP); and (c) 2,697,392 shares of Common Stock of Colorep – which represent approximately 1.71% of the outstanding shares of Colorep, calculated on an as-converted into common shares basis (fully diluted basis in accordance with US GAAP) or 0.97% of the outstanding common shares of Colorep calculated on an as-converted basis (fully diluted including all warrants);

ii.
the shares of Series C preferred stock and warrants to purchase common stock of Colorep issued pursuant to (i) will be subject to adjustment pursuant to applicable anti-dilution provisions in favour of the Company;

iii.
a conversion fee of US $500,000 payable out of financings would accrue to the Company and be payable in two portions without interest: (a) upon consummation of Colorep’s next Company Financing Event (as defined in the Amended and Restated Convertible Debenture), an amount equal to 10% of the proceeds of the financing; and (b) the balance due, if any, upon consummation of any subsequent Company Financing Event;

iv.
US $30,000 per month would accrue to the Company until the date of effectiveness of a Form 10 filing by Colorep registering its Common Stock pursuant to Section 12 of the U.S. Exchange Act (subject to a minimum of US $150,000 and a maximum of US $184,931), payable as follows: (a) application of the paid Amendment Fee as an advance against subsequent accruals; and (b) any accrued and unpaid balance of the accruals payable concurrent with consummation of each Company Financing Event subsequent to the closing of the conversion;

v.
5% of the Original Issuance Price (as defined in the Amended and Restated Convertible Debenture) would accrue to the Company per annum per Series C Share issued in conjunction with the conversion, until conversion of the Series C Shares at the Company’s option or automatically upon the common stock of Colorep becoming freely tradable (as applicable), and payable by Colorep concurrent with conversion of the Series C Shares in either cash or additional Series C Shares (to be immediately converted) at Colorep’s option;

vi.
Colorep would be required to issue additional warrants to purchase shares of Common Stock of Colorep and pay a $25,000 cash penalty to the Company in the event that it fails to timely pay any amount due under item (iii) or item (iv) above;

vii.
pursuant to the terms of its Series C Shares of Colorep, the Company will be entitled to elect one member of the board of directors of Colorep until such time as less than fifty and one tenth percent (50.1%) of such shares are outstanding;

viii.	the Company will be granted certain participation rights, information rights and other rights pursuant to a third amended and restated investors’ rights agreement: and
ix.	the Company will be granted certain registration and other rights pursuant to a third amended and restated registration rights agreement

The Amended and Restated Agreement and Plan of Merger provides Colorep with the option to determine whether or not to proceed with the RTO, which Colorep must exercise on or before December 31, 2010.  The Company does not have any right to trigger or enforce the Amended and Restated Agreement and Plan of Merger with respect to the conduct and completion of the RTO in the absence of Colorep exercising its option to proceed with the RTO.  If Colorep does not exercise its option to proceed with the RTO prior to December 31, 2010, the Amended and Restated Agreement and Plan of Merger shall terminate and the parties will have no further obligations to conduct or complete the RTO.  If Colorep does exercise its option to proceed prior to December 31, 2010, the RTO would be conducted and completed pursuant to the Amended and Restated Agreement and Plan of Merger and a further special meeting of the shareholders of the Company would be convened to obtain any additional approvals of the shareholders of the Company that may be required with respect thereto.
The Special Resolution was overwhelmingly approved by Shareholders at a Special Meeting held on May 6, 2010 for the conversion of the Company’s debt investment in Colorep Inc. into various equity securities of Colorep and cash payments.

On May 20, 2010, the Company announced that it had completed the conversion of the Company's debt investment in Colorep into various securities and cash payments.

Overview and Business of Carthew Bay Technologies

Founded in 1983, Carthew Bay became a leading alkaline fuel cell (AFC) technology company.  More than $18 million was spent to develop the Company’s AFC technology, resulting in a fuel cell with unique attributes compared with other fuel cell technologies. The Company ceased being a developer of fuel cell technology with the sale of substantially all of its assets. (see further explanation below).

Based in Toronto, Canada, the Company became public through a reverse takeover in 1995 to broaden its access to capital. It trades on the U.S. OTC Bulletin Board under the symbol CWBYF.

On August 1, 2007 the Company announced that it had completed its previously announced sale of assets to MKU Canada Inc., an Ontario incorporated company, a wholly owned subsidiary of MKU Cyprus Ltd., formerly, Green Shelters Innovations Ltd.  The transaction included the sale of substantially all of the assets of the Company, including its fuel cell and test load technology assets for consideration of: i) US$3,064,363 in cash ($3,216,049 Canadian: ii) forgiveness of US$1,225,000 and $380,000 Canadian of face value secured convertible debentures held by ACME Global Inc. (a subsidiary of MKU Cyprus Ltd.) along with over US$210,000 ($234,558 Canadian) of accrued interest: iii) an option for the Company to purchase for nominal consideration ($1.00) 4,248,750 shares acquired by ACME Global Inc. for US$.08 per share, total US$339,900 ($384,024 Canadian): iv) the forgiveness of a secured convertible promissory note in the amount of US$600,000 ($642,700 Canadian). The Company exercised the option to reacquire and cancel the 4,248,750 shares.

As a condition of the sale, Jiri Nor and Anthony Durkacz resigned both as officers and directors of the Company effective July 31, 2007.  Peter Nor resigned as an officer of the Company effective July 31, 2007.  Director Michael Liik became the new President & CEO and Director Brian Clewes became the new CFO, Secretary & Treasurer of the Company.

Management’s objective was to utilize the cash proceeds from the Asset Sale and its US public listing to seek out new business opportunities. The Company believed that it was in an attractive position given the collective business experience and networks of the new management group as well as Directors.

In addition, the company changed its name to Carthew Bay Technologies Inc. on August 17, 2007 with the Ministry of Government Services Ontario.

Developments after the Sale of Assets

On October 26, 2007, a resolution was passed to approve the issuance of 625,000 Common Shares of the Company to settle certain obligations incurred in settlement of it’s Consulting Agreement owing by the Company to Ardour Capital Investments LLP or any of its designates.

On November 23, 2007, The Board of Directors approved a motion to provide Management with the authority to negotiate, execute, and deliver a Letter of Intent on substantially the same terms as presented and to execute and deliver the first convertible debenture of US$1.0 million in connection with a proposed RTO transaction with Colorep.

On December 9, 2007 the Company executed a Letter of Intent (“LOI”) with Colorep Inc. (“Colorep”), relating to a transaction whereby shares of the Company would be exchanged for all of the issued and outstanding shares of Colorep (“RTO”).

Colorep (Rancho Cucamonga, CA) develops and offers for sale sustainable subsurface printing and dyeing technology for decorating a wide variety of textiles and other consumer products.  Colorep has previously announced its intention to acquire Transprint USA Inc. (“Transprint”); a privately held employee owned company founded in 1978, with headquarters and manufacturing facilities in Harrisonburg, VA; and design studios and showrooms in New York City and Charlotte, NC.  Transprint offers printing products and design services worldwide for the apparel, commercial and residential furnishings markets. The definitive share purchase agreement between Colorep and Transprint was completed. One of the conditions precedent to the conclusion of the RTO under the LOI is receipt by Colorep of a credit facility sufficient to enable Colorep to conclude the acquisition of Transprint.

Pursuant to the LOI and subject to the terms thereof, the Company would invest $2 million US$ in two equal tranches into secured debentures (the “Debentures”) of Colorep.  The Debentures would bear interest at 1% per month (unless increased pursuant to the terms of the LOI) and interest would accrue until maturity on April 30, 2008. Subject to certain conditions, the Company was obligated to advance the first $1 million US$ to Colorep upon signing of the LOI and completion of related loan documentation which was completed and advanced February 1, 2008. The second $1 million US$ would be advanced upon execution of a binding share exchange agreement.  The LOI further provided that upon receipt of all approvals, such as but not limited to shareholder and regulatory approvals, necessary to conclude the RTO, CBT would, as part of the closing of the RTO, cancel the debentures.  There were many conditions associated with the conclusion of the various transactions included as part of the LOI and such conditions included but were not limited to, those conditions elsewhere identified therein; a condition that the Company consolidate its shares pursuant to a formula included as part of the LOI and the completion of the Transprint acquisition by Colorep which occurred January 8, 2008.

Subject to certain extension provisions set out in the LOI, the transactions contemplated there under must be completed prior to June 30, 2008 but no later than September 30, 2008. Upon closing of the RTO, all of the current members of the Board of Directors of CBT, other than Michael Liik, would resign and would be replaced by between four and six new members.

Execution of the LOI had received the unanimous approval for the Board of Directors of the Company and the LOI was filed on EDGAR on February 6, 2008.

The RTO transaction is subject to M&A/Success Fees of 1.4% of the transaction value or $1,150,000, payable as a combination of cash remaining in CBT immediately prior to the RTO transaction and treasury shares of the Company issued at a price equivalent to the value per share (after giving consideration to the shares issued in this regard) to be received by the shareholders of the Company as a consequence of the transaction. The fee would be increased by an additional 0.06% of the transaction value or $500,000, or such pro-rated amount, determined 3 months post closing of the RTO transaction and based upon the performance of the post-RTO shares. In the event that the performance of the post-RTO shares, is between $0.70 per share equivalent value (as further described in the LOI) and $1.00 per share, the additional $500,000 fee would be pro-rated such that no fee would be earned on the lower threshold and the full fee earned on the upper threshold (This fee would be payable in treasury shares of the Company on the basis described above. In the event that an appropriate mechanism to issue these shares post-RTO cannot be established in advance, the additional fee would be considered fully earned and payable upon closing of the RTO transaction. On June 16, 2008 the Company issued shares in satisfaction of the first component of the Success Fee which are held in escrow pending successful completion of the RTO transaction.

On May 22, 2008, the Company signed a consulting agreement with a former director, to provide services to the Company to facilitate the transition continuing from the asset sale to MKU Canada Inc referred to above. This resulted in the issuance of 2,500,000 Common Shares of the Company.

On July 8, 2008 the Company announced that a delay in the closing of the RTO would occur as a consequence of the delay in the signing of the RTO Agreement (May 23, 2008). In addition, the Transaction closing was changed to December 31, 2008. The transaction requires the filing of a Registration Statement with the SEC by the Company. It was anticipated that the Registration Statement would be filed by the end of July and would require 90 to 120 days for SEC review and comments.

On September 5, 2008, the Company announced that there would be further delays with the completion of Colorep’s audit, which would affect the filing of the Registration Statement with the SEC.

On October 27, 2008 the Company announced that it had re-negotiated the terms of the RTO Agreement with Colorep, Inc. and agreed to extend the closing of the RTO Agreement from December 31, 2008 to June 30, 2009. In exchange for this agreement, Colorep would increase the ownership percentage of the post-RTO company held by the then Company shareholders such that upon closing of the RTO transaction, the Company’s shareholders would hold 12.753% of the post-RTO common stock of the surviving company, based upon the then issued and outstanding shares of Colorep. In addition, in the event that Colorep issued additional shares or securities convertible into shares of Colorep prior to the RTO, the Company would be granted dilution protection such that in no event would the interest of the Company’s shareholders in the surviving company be allowed to fall below 8% of the issued and outstanding post-RTO common stock of the surviving company (based on the then issued and outstanding shares of Colorep), or 5.3% of the post-RTO ownership of the surviving company, as calculated on a fully diluted basis.

As a further inducement to extend the closing, Colorep has agreed to: (i) increase their obligation to contribute to the Company’s overhead expenses from $20,000 to $30,000 per month and to pre-pay such amounts through the end of January, 2009; (ii) pay any outstanding accrued interest on the Company’s debentures and thereafter make interest payments on a monthly basis as well as to pre-pay future interest on same through to the end of January, 2009; (iii) pay any and all amounts outstanding to the Company in respect of legal or costs owing to the Company plus all reasonable costs associated with effecting this amendment, to a maximum of $307,000 including the satisfaction of (i) and (ii) above. Any amounts still outstanding in excess of the $307,000 cap would be payable on February 1, 2009.

On July 20, 2009, the Company announced that it had agreed with Colorep to extend the due date of the Debentures and the completion date of the RTO to April 30, 2010, subject to Colorep facilitating the Company’s filing of a Form F-1 Registration Statement with the SEC on or before October 31, 2009 (which requirement was waived in the November 11, 2009 amendment described below).  In exchange for the Company agreeing to extend the completion date of the RTO from June 30, 2009 to April 30, 2010, Colorep agreed to advance a further $250,000 of interest and overhead contributions owing under the agreements.

On November 11, 2009, the Company agreed with Colorep to further extend the maturity date of the Debentures to June 30, 2010, subject to the condition that if the parties did not execute a mutually agreeable amendment to the Original Agreement and Plan of Merger prior to December 2, 2009, this due date would automatically change to February 28, 2010.  In exchange for the Company agreeing to this extension, Colorep agreed to advance a further $200,000 to the Company in November, 2009.

Reasons for Extensions

Although the transactions contemplated by the Debentures and the Original Agreement and Plan of Merger were intended to be completed in a matter of months, difficult global economic conditions in 2008 and 2009 created unforeseen challenges for Colorep, which delayed its readiness to complete the RTO.  In particular, Colorep’s acquisition of Transprint, which was expected to be cash-neutral or accretive to Colorep, required several infusions of cash to weather the economic downturn.  As a consequence, Colorep has completed a series of financings, which the Company has accommodated by agreeing to extensions of the Debentures and postponement of the completion date of the RTO.

Management believes that such extensions and postponements were in the best interests of the Company, particularly because in each extension and postponement, the Company has secured commitments from Colorep that improved the terms of the Company’s investment in Colorep for the benefit of the Company.

Changes to Success/M&A Fee

On March 26, 2010, the Company made changes to the Success/M&A Fee originally approved in December 2007.  Upon Shareholder approval of the conversion discussed below, the previously issue 21,821,632 shares held in escrow (note 6(a)) will be released as well as a cash payment of $150,000. On March 26, 2010 the CEO agreed to surrender 2,543,485 options and the CFO agreed to surrender 1,526,091 options as well as 254,348 Finder’s Fee options granted in 2007.

Shareholder Approval

On May 6, 2010 the shareholders voted overwhelmingly to approve the conversion of the Company’s debt investment in Colorep Inc. into various equity securities of Colorep and cash payments.

Options Granted

On March 31, 2010, the Company granted 1.25 million options to Macnor Corporation to purchase common shares at US$0.013 for five years and entered into a Consulting Agreement for a period of three years (plus a one year renewal) for $25,000 per year and a $1,500 per diem with a minimum of 20, eight hour days per year.  The total maximum obligation under this Consulting Agreement is $55,000 per year for four years but may be terminated at any time by the Company with a payment of $12,500.

On March 4, 2010, the Company issued 2,400,000 options to a Director in lieu of his directors’ fees from the period August 1, 2008 to January 31, 2010 ($37,500) under the following terms:  Exercise price US $0.0132; expiring March 4, 2015; vesting immediately.

Annual Shareholder’s Meeting

The Company held it’s annual meeting of shareholder’s on July 28, 2010. The shareholder’s voted overwhelmingly to re-elect the Board of Director’s (Michael Liik, Howard Drabinsky, Brian Clewes, Chris Besant, Arthur Laudenslager, and Richard Callander) as well as re-appointing the auditor (MSCM LLP) for the upcoming year

Outlook

This Outlook section contains certain Forward-Looking Statements.  By their nature, Forward-Looking Statements require us to make assumptions and are subject to inherent risks and uncertainties.  Please refer to the caution regarding forward-looking statements on page 1.

The Company will now move forward to explore new investment opportunities as well as maximizing the value of its near term investment in Colorep. The Company will continue to keep shareholders apprised through news releases and filings with the relevant Canadian and US securities commissions.

Financial Review

The following is a review of the key performance measurements from the income statement for the nine months ended September 30, 2010 and September 30, 2009.

Revenue

For the nine month period to September 30, 2010 and September 30, 2009, the only revenue was interest earned on the Debenture with Colorep Inc, the expense reimbursement from Colorep Inc, and the Conversion and Amendment fees due from Colorep Inc.

Expenses

For the nine-month period ended September 30, 2010, expenses were $1,038,173 compared with $319,011 for the nine months ended September 30, 2009.  This increased quarterly loss is primarily increased legal fees relating to the Colorep transaction.  In 2009 the Company received $28,785 Investment Tax Credit which it will not receive for 2010.

Other Income (Expense)

Interest income for the nine-month period ended September 30, 2010 was $60,015 compared to $303,165 for the nine months ended September 30, 2009. The decrease in 2010 was due to the changes in the Restated and Amended agreement with Colorep Inc. and the conversion of the Debenture into common shares of Colorep Inc. in 2010. The difference in the exchange on the US$ also contributed significantly to the reduction in the Canadian equivalent of the interest received.   Foreign currency loss for the first nine months of 2010 is $21,807 as compared to the nine months ended September 30, 2009 of a gain of $344,406.

Net (Loss) Income for the nine-month period ended September 30, 2010

The Company reported net loss of $556,616 compared to a net loss of $82,001 for the same period in 2009.

Liquidity and Capital Resources

The Company had an overall cash outflow of $200,728 in the nine months ended September 30, 2010 compared to $ 325,471 for the nine months ended September 30, 2009.  As at September 30, 2010, the Company had assets of $3,179,885 compared to the $2,992,628 at September 30, 2009.  Future sources of cash will come from the monetization of the Colorep investment and the collection of fees from the Amended Agreement with Colorep.

Off-balance-sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Share Capital

Share capital consists of the following:

Authorized:
Unlimited common shares
10,000,000 preferred shares

	Common Shares
	Number	$Value
Issued at December 31, 2007	50,789,682	10,845,648
- Issued as payment for consulting fees
to related parties	3,000,000	101,875
- Issued as payment for consulting fees
and settle debts owing to non related
parties	838,334	30,925
- Contingently returnable shares issued
in advance for success fee on RTO	21,776,632	217,766

Balance, September 30, 2010	76,404,648	11,196,214

The Company has never paid dividends and it does not anticipate paying dividends in the foreseeable future.

The Company has never declared any cash dividends on its Common Shares, and if the Company were to become profitable, it would be expected that most or all of such earnings would be retained to support the business. As a result, shareholders must rely on stock appreciation for any return on their investment in the Common Shares.

The Company has authorized an unlimited number of common shares and up to 10,000,000 preferred shares of capital.

Under Canadian law the Company is able to issue an unlimited number of its common shares and up to 10 million preferred shares. The Company does not need the consent of its shareholders to issue these additional shares. Therefore, there is a high likelihood of dilution from the issuance of additional shares. The additional shares can be used to thwart a takeover attempt that the Board of Directors does not deem in the Company’s best interest, however the Company has not made any provision for issuing shares in that manner. The Company has not issued any preferred shares.

Colorep failure to complete IPO/RTO.

Should Colorep fail to complete their planned IPO/RTO, the Company could face difficulties in monitizing it’s investment in Colorep.

SUMMARY OF THE RESULTS FOR THE LAST FOUR QUARTERS

	Three months ended Sept 30, 2010	Three months ended Jun 30, 2010	Three months ended Mar 31, 2010	Three months ended Dec 31, 2009	Total
(expressed in $Cdn)

Interest income	-	237	59,778	90,000	150,015
Conversion and amendment fees	-	655,655	-	-	655,655
Expenses (net of support)	(272,305)	(905,919)	(72,362)	(108,224)	(1,358,810)
Foreign exchange Gain/(Loss)	(98,062)	151,888	(75,633)	(55,560)	(77,367)
Net Income (Loss)	(370,367)	(98,031)	(88,217)	(73,784)	(630,399)

Net Income (loss) per Common Share, Basic & Diluted)	(.005)	(.001)	(.001)	(.001)	(.008)

	Three months ended Sept 30, 2009	Three months ended June 30, 2009	Three months ended Mar 31, 2009	Three months ended Dec 31, 2008	Total

(expressed in $Cdn)
Interest income	98,766	90,706	113,693	118,736	421,901
	-
Expenses (net of support)	(17,719)	(9,719)	(13,322)	(144,337)	(185,097)
Foreign exchange Gain/(Loss)	(189,555)	(213,475)	58,624	332,116	12,290
Net Income (Loss)	(108,508)	(132,488)	158,995	306,515	224,514

Net Income (loss) per Common Share, Basic & Diluted)	(.001)	(.002)	.003	.006	.006

CARTHEW BAY TECHNOLOGIES INC.

Financial Statements
(Canadian Dollars)
(Unaudited – See Notice to Reader)
September 30, 2010 and 2009

Notice to Reader
Regarding the financial statements for the nine months ended September 30, 2010 and 2009

The accompanying interim balance sheets of Carthew Bay Technologies Inc. as at September 30, 2010 and the interim statements of operations and deficit and cash flows for the six months then ended have been prepared by management in accordance with Canadian generally accepted accounting principles. These interim financial statements have not been reviewed by an auditor to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes. These should be read in conjunction with the 2009 audited financial statements of Carthew Bay Technologies Inc.

“Brian D. Clewes”
Chief Financial Officer

Toronto, Canada
November 18, 2010

CARTHEW BAY TECHNOLOGIES INC.	Statement I
Interim Balance Sheet
As at September 30, 2010 and 2009
(Canadian Dollars)
(Unaudited - See Notice to Reader)

	Sept 30, 2010	Dec 31, 2009	Sept 30, 2009

Assets

Cash and cash equivalents	$10,661	$211,389	$154,061
Government taxes receivable	20,281	16,152	-
Conversion Fee receivable (notes 3)	447,963	-	-
Prepaid expenses	-	18,853	34,675
Loan receivable	-	26,165	-
	478,905	$272,559	$188,736

Interest and support receivable (notes 3 (iii)	-	526,481	592,492
Convertible debenture in Colorep Inc. (notes 3)	-	2,093,200	2,141,400
Colorep Inc. – Series C Preferred Shares (notes 3)	2,059,600	-	-
Colorep Inc. – Common Shares (notes 3)	641,380	-	-
	2,700,980		2,733,892
	$3,179,885	$2,892,240	$2,922,628

Liabilities
Current
Accounts payables and accrued liabilities (note 9)	$779,876	$102,946	$59,549

Shareholders' Equity (Deficiency)
Share capital (Note 5(a))	11,196,665	10,978,448	10,978,449
Contributed surplus (Note 5)	6,185,680	6,236,567	6,236,567
Deficit	(14,982,336)	(14,425,721)	(14,351,937)
	2,400,009	2,892,294	2,863,079

	$3,179,885	$2,892,240	$2,922,628

CARTHEW BAY TECHNOLOGIES INC.	Statement II
Interim Statement of Operations and Deficit
As at September 30, 2010 and 2009
 (Canadian Dollars)

(Unaudited - See Notice to Reader)

	For the three months ended Sept 30, 2010	For the three months ended Sept 30, 2009	For the nine months ended Sept 30, 2010	For the nine months ended Sept 30, 2009

Revenues
Interest	$-	$98,766	$60,015	$303,165
Expense reimbursement	-	98,766	60,000	319,454
Conversion fee	-	-	500,000	-
Amendment fee	-	-	155,655	-
Gov’t R&D earned	-	-	-	28,785
	-	197,532	775,670	651,404

Expenses
General and administrative	239,881	85,925	462,517	368,618
Professional fees (notes 3(iii) and 9)	32,424	30,560	479,745	20,381
Success Fee (notes 3(iii) and 9)	-	-	368,216	-
	272,305	116,485	1,310,478	388,999

Income (Loss) from operations	(272,305)	81,047	(534,808)	262,405

Other Income

Foreign exchange gain (loss)	(98,062)	(189,555)	(21,807)	344,406

Net income (loss) and Comprehensive income (loss) income for the period	(370,367)	(108,508)	(556,615)	(82,001)

Deficit, beginning of period	(14,611,969)	(14,243,429)	(14,425,721)	(14,269,936)

Deficit, end of period	$(14,982,336)	$(14,351,937)	$(14,982,336)	$(14,351,937)

Loss per common share, basic and diluted	$(0.005)	$(0.002)	$(0.002)	$0.000
Weighted Average Common shares Outstanding	76,404,648	54,628,016	76,404,648	54,628,016

CARTHEWBAY TECHNOLOGIES INC.	Statement III
Interim Statement of Cash Flows
For the nine months ended September 30, 2010 and 2009
 (Canadian Dollars)
(Unaudited - See Notice to Reader)

	For the three months ended Sept 30, 2010	For the three months ended Sept 30, 2009	For the nine months ended Sept 30, 2010	For the nine months ended Sept 30, 2009

Operating Activities

Income (loss) for the period	$(370,368)	$(108,508)	$(556,616)	$	(82,001)
Items not requiring cash
Options issued to non employee	-	-	16,250		-
Options issued to a Director in lieu of Fees	-	-	32,660		-
Options rescinded by Officers	-	-	(99,797)		-
Unrealized foreign exchange (gain) loss	98,121	123,600	38,471		294,600
Net change in non-cash working capital balances related to operations (Note 7)	256,496	(43,352)	243,691		(538,070)

	(15,751)	(28,260)	(325,341)		(325,471)
Investing Activities
Common Shares – Colorep Inc.	-	-	(622,820)		-
Series C Preference shares- Colorep Inc.	-	-	(2,000,000)		-
Loan receivable ECOM Financial Corp	-	-	26,165		-
Conversion of Debenture	-	-	2,000,000		-
Conversion of Support receivable	-	-	503,050		-
	-	-	(93,605)		-
Financing Activities
Sale of common shares	-	-	218,217		-
	-	-	218,217		-
Net increase (decrease) in cash during period	(15,751)	(28,260)	(200,728)		(325,471)

Cash, beginning of period	26,412	182,321	211,389		479,531

Cash, end of period	$10,661	$154,061	$10,661		$154,061

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
September 30, 2010 and 2009
(Canadian Dollars)

1.	DESCRIPTION OF BUSINESS AND GOING CONCERN

Description of Business

Prior to August 1, 2007, Carthew Bay Technologies Inc.  (the “Company”) designed, developed, manufactured and sold alkaline fuel cells (“AFCs”) and alkaline fuel cell systems, fuel cell and battery test loads and provided engineering and other services.

From inception, the efforts of the Company were devoted to the development of AFCs for industrial, commercial, educational, scientific, transportation and similar applications.  The Company had not earned significant revenues.

On August 1, 2007, the Company sold substantially all its assets, including its wholly-owned subsidiaries, to MKU Canada Inc., an arm’s-length third party.  MKU Canada Inc. is a wholly-owned subsidiary of MKU Cyprus Ltd.  The transaction included the sale of substantially all of the assets of the Company, including its fuel cell and test load technology assets for consideration of: i) US$3,064,363 in cash ($3,216,049 Canadian); ii) forgiveness of US$1,225,000 and $380,000 Canadian of face value  secured convertible debentures held by ACME Global Inc. (a subsidiary of MKU Cyprus Ltd.) along with US$210,000 ($234,558 Canadian) of accrued interest; iii) an option for the Company, for a consideration of $1 to purchase 4,248,750 of its own shares; iv) the forgiveness of a secured convertible promissory note in the amount of US$600,000 ($642,700 Canadian).  The Company exercised the option to reacquire and cancel the 4,248,750 of its own shares.

The Company changed its name to Carthew Bay Technologies Inc. on August 17, 2007.

On May 23, 2008, the Company signed a share exchange agreement with Colorep Inc. whereby shares of the Company will be exchanged for all the issued and outstanding shares of Colorep Inc. under terms that constitute a reverse takeover (“RTO”).  On March 31, 2010, the agreement was fundamentally changed, refer to notes 3.

Going Concern

These financial statements have been presented on the basis that the Company is a going concern, which contemplates the realization of assets and the  satisfaction  of  liabilities  in  the  normal  course  of  business.  The Company currently has no commercial operations and has no assets other than cash and cash equivalents and investments, these conditions raise substantial doubt about the ability of the company to continue as a going concern.

Having completed the conversion of the Debenture of Colorep Inc. into Series C Preference shares and Common shares, (refer to note 3), the ability to monetize these investments will depend upon the shares being listed in the public realm.  At present, no assurance can be made that Colorep Inc. will be successful in the completion of its public offering.  The  failure to achieve these plans will have a material adverse effect on the Company’s financial position, results of operations and ability to continue as a going concern.

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
September 30, 2010 and 2009
(Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”).

Cash and Cash Equivalents

Cash consists of cash at banks and on hand; cash equivalents consist of highly liquid short-term investments, which may be settled on demand without penalty or within a maximum 90-day period from the date of purchase.

Research and Development Costs, Investment Tax Credits and Government Assistance

Investment tax credits are recognized in the period in which the credits are earned and realization is considered more likely than not.  Government grants are recognized when received.  Assistance received or receivable is accounted for using the cost reduction approach.

	Sept, 2010	2009
Canadian SRED credits received	NIL	$28,785

As at September 30, 2010 there were no outstanding SRED credits to be received.

Income Taxes

Income taxes are recorded using the liability method.  Future income and deduction amounts arise due to temporary differences between the accounting and income tax bases of the Company’s assets and liabilities.  Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of substantive enactment.  Valuation allowances are provided to the extent that realization of such benefits is considered to be more unlikely than not.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year.  Financial statement items subject to significant management judgment include revenue recognition, the valuation of convertible debenture in Colorep, the completeness of accounts payable and accrued liabilities, the valuation of stock-based compensation, warrant valuation and future income taxes.  Actual amounts could differ from management’s estimates.

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
September 30, 2010 and 2009
(Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments

At September 30, 2010, the Company’s financial instruments comprise cash and cash equivalents, the Conversion fee receivable, and accounts payable and accrued liabilities.   Also, the Series C Preferred Shares of Colorep Inc. and the Common Shares of Colorep Inc. are assets classified as held for trading.

Financial assets are classified into one of four categories: held-for-trading, held to-maturity, loans and receivables and available-for-sale; financial liabilities are classified into one of two categories: held-for-trading and other financial liabilities.  All derivative instruments, including those that are embedded in, but not closely related to, another contract must be classified as held-for-trading.  All financial instruments, including derivatives, are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost, using the effective interest method where applicable.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

The Company has designated cash and cash equivalents as held-for-trading, which is measured at fair value. Interest and support receivable, loan receivable and convertible debenture in Colorep Inc. are classified as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

Stock-based Compensation

The Company has in effect a Stock Option Plan (“the Plan”), which is described in note 6.  Stock options are accounted for using a fair value-based method.  Fair value is calculated using the Black-Scholes model with the assumptions described in note 6.  On the exercise of stock options, consideration received and the accumulated contributed surplus amount is credited to share capital.

Foreign Currency Translation

The Company translates foreign currency denominated transactions using the temporal method.  Monetary assets and liabilities denominated in currencies other than Canadian dollars are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date.  Revenues and expenses are translated at the transaction exchange rate, with the exception of amortization, which is translated at historic rates.  Foreign currency gains and losses resulting from the translation of assets and liabilities are reflected in net income of the period.

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
September 30, 2010 and 2009
(Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income (Loss) per Share

Basic income (loss) per share is computed by dividing the income (loss) for the year by the weighted average number of common shares outstanding during the year, excluding contingently returnable shares.  Diluted income (loss) per share is calculated in a similar manner, except that the weighted average number of common shares outstanding is increased to include contingently returnable common shares and from the assumed exercise of common share purchase options and warrants, if dilutive.  The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

Changes in Accounting Policies

Goodwill and Intangible Assets

In February 2008, the CICA approved Handbook section 3064, "Goodwill and Intangible Assets" that replaces section, 3062, “Goodwill and Other Intangible Assets” and 3450, "Research and Development Costs". This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier adoption encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The adoption of this standard on January 1, 2009 had no impact on these financial statements of the Company.

Fair value hierarchy and liquidity risk disclosure

In June 2009, the CICA amended Section 3862, “Financial Instruments – Disclosures” (“Section 3862”), to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures.  These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements.  The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009.  The three levels of fair value hierarchy under Section 3862 are:

Level 1	-	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2	-	Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3	-	Inputs for assets or liabilities that are not based on observable market data.

As at September 30, 2010 and 2009 and December 31, 2009, the Company’s only financial instruments measured at fair value are cash and cash equivalents, using the Level 1 criteria above.  The Shares in Colorep Inc. are valued at cost which management has determined is fair value until such times as the shares become listed in the public market place. (See note 3)

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
September 30, 2010 and 2009
(Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board (“AcSB”) formally adopted the strategy of replacing Canadian generally accepted accounting principles with IFRS for Canadian enterprises with public accountability.  The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011.  On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises.  For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The Corporation continues to monitor and assess the requirements for the adoption of IFRS in 2011, and the identification of the relevant new standards and their impact on financial reporting.  The Corporation has developed and is following a timetable for managing its IFRS transition.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3 - Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS lAS 27 - Consolidated and Separate Financial Statements and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
September 30, 2010 and 2009
(Canadian Dollars)

3.	CONVERTIBLE DEBENTURE IN COLOREP INC.

On March 31, 2010, the Company and Colorep entered into an Amended and Restated Convertible Debenture agreement (the “March 31, 2010 Amendment”). The March 31, 2010 Amendment fundamentally changes previous agreements with Colorep. Details of the March 31, 2010 Amendment are described below.

Details of the agreement with Colorep prior to the above noted March 31, 2010 Amendment are as follows:

i)
On December 10, 2007, the Company announced that it had executed a letter of intent (“LOI”) with Colorep Inc. (“Colorep”) relating to a transaction whereby shares of the Company would be issued in exchange for all of the issued and outstanding shares of Colorep under terms that constitute a reverse takeover (“RTO”) pursuant to Emerging Issue Committee abstract EIC-10, Reverse Takeover Accounting, of the CICA Handbook.  Following the successful completion of the RTO, the Company would become the legal parent of Colorep, and the existing shareholders of Colorep would acquire control of the combined enterprise.  Successful completion of the RTO would be subject to several conditions as discussed below.

Colorep is located in Rancho Cucamonga, California, and develops and offers for sale sustainable subsurface printing and dyeing technology for decorating a wide variety of textiles and other consumer products. Colorep has acquired Transprint USA Inc. (“Transprint”), a privately held, employee-owned company, founded in 1978, with headquarters and manufacturing facilities in Harrisonburg, Virginia, and design studios and showrooms in New York City and Charlotte, North Carolina.  Transprint offers printing products and design services worldwide for the apparel, commercial and residential furnishings markets.

On May 23, 2008, the Company and Colorep signed an agreement and plan of merger pursuant to which the existing Company's shareholders would hold 7.548% of the post-RTO common stock of the surviving company.

On October 27, 2008, the Company and Colorep amended the merger agreement.  In exchange for the Company agreeing to extend the closing deadline of the RTO to September, 2008, Colorep increased the ownership percentage of the post-RTO company held by the current Company shareholders such that upon closing of the RTO transaction, the Company shareholders would hold 12.753% of the post-RTO common stock of the surviving company, based upon the current issued and outstanding shares of Colorep.  In addition, in the event that Colorep issued additional shares or securities convertible into shares of Colorep prior to the RTO, the Company would be granted dilution protection such that in no event would the interest of the current Company shareholders in the surviving company fall below 8% of the issued and outstanding post-RTO common stock of the surviving company (based on the current issued and outstanding shares of Colorep), or 5.3% of the post-RTO ownership of the surviving company, as calculated on a fully diluted basis.

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
September 30, 2010 and 2009
(Canadian Dollars)

3.	CONVERTIBLE DEBENTURE IN COLOREP INC. (continued)

ii)
Pursuant to the LOI, the Company invested $2,093,200 (US$2,000,000) in two equal tranches into secured convertible debentures (the “Debentures”) of Colorep.  The Debentures were initially secured by all the assets of Colorep.  The Company advanced the first US$1,000,000 on February 1, 2008 upon execution of a binding share exchange agreement.  The second tranche of US$1,000,000 occurred on May 23, 2008 upon the signing of the definitive share exchange agreement between the Company and Colorep.  The Debentures were due on April 30, 2008, but extended to September 30, 2008 by agreement.  The amendment to the merger agreement dated October 27, 2008 extended the expiry of the Debentures to September, 2009 and subordinated the Debentures to Colorep's indebtedness with PNC Credit Corp. of US$4,165,850 relating to two term loans and up to US$5,500,000 on a revolving credit facility.  Interest was due at 1% per month commencing February 1, 2008.  The amended merger agreement increased the interest rate to 1.5% per month.

On June 22, 2009, the Company announced that it had agreed with Colorep to extend the due date of the Debentures and the completion date of the RTO to April 30, 2010, subject to Colorep facilitating the Company’s filing of a Form F-1 Registration Statement with the SEC on or before October 31, 2009 (which requirement was waived in the November 11, 2009 amendment described below).  In exchange for the Company agreeing to extend the completion date of the RTO from September 30, 2009 to April 30, 2010, Colorep agreed to advance a further $250,000 of interest and overhead contributions owing under the agreements.

On November 11, 2009, the Company agreed with Colorep to further extend the maturity date of the Debentures to September, 2010, subject to the condition that if the parties did not execute a mutually agreeable amendment to the Original Agreement and Plan of Merger prior to December 2, 2009, that due date would automatically change to February 28, 2010.  In exchange for the Company agreeing to this extension, Colorep agreed to advance a further $200,000 to the Company in November 2009.

The Amended and Restated Agreement and Plan of Merger provided Colorep with the option to determine whether or not to proceed with the RTO, which Colorep must exercise on or before December 31, 2010.  The Company does not have any right to trigger or enforce the Amended and Restated Agreement and Plan of Merger with respect to the conduct and completion of the RTO in the absence of Colorep exercising its option to proceed with the RTO.

During the nine months ended September 30, 2010 the Company earned interest income of $60,015 (US$60,000) on the Debentures (six months to June 2009 - $204,399, (US$180,000).

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
September 30, 2010 and 2009
(Canadian Dollars)

3.	CONVERTIBLE DEBENTURE IN COLOREP INC. (continued)

iii)
Also under the terms of the merger agreement, beginning in August 2008, Colorep agreed to support the operations of the Company at a rate of $20,000 per month to October 2008.  This amount was increased to $30,000 per month thereafter.  During the nine months ended September 30, 2010, the Company charged Colorep support fees totaling $62,664 (US $60,000), for the year ended December 31, 2009, $412,200 (US $360,000).  The Company has restated these reimbursements as revenues rather than reductions of general and administrative expense and professional fees, respectively.

At September 30, 2010, December 31, 2009 and September 30, 2009, interest and support fees receivable were $NIL, $526,251 (US $502,820) and $492,167 (US $465,714) respectively.

iv)
In conjunction with the proposed RTO, the Board of Directors of the Company approved a Success Fee payable to its CEO and CFO amounting to an estimated $1,150,000.  The success fee would be earned upon closing of the Colorep RTO transaction and payable as a combination of cash remaining in the Company immediately prior to the RTO transaction and treasury shares of the Company issued at a price equivalent to the value per share to be received by the shareholders of the Company as a consequence of the RTO.  The fee would be increased by $500,000, determined six months after closing of the RTO transaction and based upon the performance of the post-RTO shares.  In the event that the price of the post-RTO shares would be between $0.70 per share equivalent value and $1.00 per share, the additional $500,000 fee would be pro-rated.  This fee would be payable in treasury shares of the Company.

During the year ended December 31, 2008 the Company issued 21,776,632 shares to the two officers in connection with the success fee.  These shares were held in escrow until the shareholders approved the conversion of the Company’s debt investment in Colorep Inc. into various equity securities of Colorep and cash payments.  The Chief Executive Officer and Chief Financial Officer agreed to amend their success fee arrangement.  As a result, one-third of the 21,776,632 common shares will continue to be held in escrow until such time when, over a period of five consecutive business days, the simple average of the closing prices of the Company’s shares on the principal stock exchange or stock quotations system on which such stock trades is equal to or greater than U.S. $.11.  However, if the shares remaining in escrow are not released on or before May 6, 2015, they shall be surrendered to the Company and cancelled

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
September 30, 2010 and 2009
(Canadian Dollars)

3.	CONVERTIBLE DEBENTURE IN COLOREP INC. (continued)

Amended and Restated Convertible Debenture & Amended and Restated Agreement and Plan of Merger

The Company has entered into the Amended and Restated Convertible Debenture of Colorep (which replaces the Debentures) and the Amended and Restated Agreement and Plan of Merger (which replaces the Original Agreement and Plan of Merger), both of which are made and effective as of March 31, 2010.  The Amended and Restated Convertible Debenture and the Amended and Restated Agreement and Plan of Merger were entered into at the request of Colorep (i) to facilitate its immediate financing needs, and (ii) because the Company was able to negotiate an amendment fee.  The Amended and Restated Convertible Debenture required the Company to hold a shareholder’s meeting at the earliest possible date to approve above amendments (such meeting was held and approval obtained on May 6, 2010).

The Amended and Restated Convertible Debenture provides that all outstanding principal and unpaid interest will be due on March 31, 2012 and will bear interest at a rate of one percent (1%) per month until such time.  In exchange for the Company’s agreement, Colorep agreed to pay an amendment fee of US $100,000 (the  “Amendment Fee”), payable in the amount of US $50,000 immediately and US $50,000 on April 30, 2010, to be credited against the cash payment obligation set forth in (iv) below.  The amended and Restated Convertible Debenture also provides that, immediately upon approval by the Shareholders of the Special Resolution described under the heading “Special Resolution” below:

i.
all outstanding principal and unpaid interest and all other amounts owed by Colorep to the Company will be converted into: (a) 714,005 shares of Series C preferred stock of Colorep (convertible into shares of common stock at a rate of ten shares of common stock for each share of Series C Preferred Stock) – which represent approximately 4.52% of the outstanding securities of Colorep, calculated on an as-converted into common shares basis (fully diluted in accordance with US GAAP) or 2.58% of the outstanding shares of Colorep calculated on an as-converted into common shares basis (fully diluted including all warrants); (b) warrants to purchase 7,140,050 shares of common stock of Colorep to be exercisable at US $0.378 per share for a period of five years from issuance – which represent approximately 2.58%  of the outstanding shares of Colorep calculated on an as-converted into common shares basis (fully diluted including all warrants) (these warrants are not included pursuant to US GAAP); and (c) 2,697,392 shares of Common Stock of Colorep – which represent approximately 1.71% of the outstanding shares of Colorep, calculated on an as-converted into common shares basis (fully diluted basis in accordance with US GAAP) or 0.97% of the outstanding common shares of Colorep calculated on an as-converted basis (fully diluted including all warrants);

ii.
the shares of Series C preferred stock and warrants to purchase common stock of Colorep issued pursuant to (i) will be subject to adjustment pursuant to applicable anti-dilution provisions in favour of the Company;

iii.
a conversion fee of US $500,000 payable out of financings would accrue to the Company and be payable in two portions without interest: (a) upon consummation of Colorep’s next Company Financing Event (as defined in the Amended and Restated Convertible Debenture), an amount equal to 10% of the proceeds of the financing; and (b) the balance due, if any, upon consummation of any subsequent Company Financing Event;

iv.
US $30,000 per month would accrue to the Company until the date of effectiveness of a Form 10 filing by Colorep registering its Common Stock pursuant to Section 12 of the U.S. Exchange Act (subject to a minimum of US $150,000 and a maximum of US $184,931), payable as follows: (a) application of the paid Amendment Fee as an advance against subsequent accruals; and (b) any accrued and unpaid balance of the accruals payable concurrent with consummation of each Company Financing Event subsequent to the closing of the conversion;

5% of the Original Issuance Price (as defined in the Amended and Restated Convertible Debenture) would accrue to the Company per annum per Series C Share issued in conjunction with the conversion, until

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
September 30, 2010 and 2009
(Canadian Dollars)

3.	CONVERTIBLE DEBENTURE IN COLOREP INC. (continued)

v.
conversion of the Series C Shares at the Company’s option or automatically upon the common stock of Colorep becoming freely tradable (as applicable), and payable by Colorep concurrent with conversion of the Series C Shares in either cash or additional Series C Shares (to be immediately converted) at Colorep’s option;

vi.
Colorep would be required to issue additional warrants to purchase shares of Common Stock of Colorep and pay a $25,000 cash penalty to the Company in the event that it fails to timely pay any amount due under item (iii) or item (iv) above;

vii.
pursuant to the terms of its Series C Shares of Colorep, the Company will be entitled to elect one member of the board of directors of Colorep until such time as less than fifty and one tenth percent (50.1%) of such shares are outstanding;

viii.	the Company will be granted certain participation rights, information rights and other rights pursuant to a third amended and restated investors’ rights agreement: and
ix.	the Company will be granted certain registration and other rights pursuant to a third amended and restated registration rights agreement

The Amended and Restated Agreement and Plan of Merger provides Colorep with the option to determine whether or not to proceed with the RTO, which Colorep must exercise on or before December 31, 2010.  The Company does not have any right to trigger or enforce the Amended and Restated Agreement and Plan of Merger with respect to the conduct and completion of the RTO in the absence of Colorep exercising its option to proceed with the RTO.  If Colorep does not exercise its option to proceed with the RTO prior to December 31, 2010, the Amended and Restated Agreement and Plan of Merger shall terminate and the parties will have no further obligations to conduct or complete the RTO.  If Colorep does exercise its option to proceed prior to December 31, 2010, the RTO would be conducted and completed pursuant to the Amended and Restated Agreement and Plan of Merger and a further special meeting of the shareholders of the Company would be convened to obtain any additional approvals of the shareholders of the Company that may be required with respect thereto.

On March 26, 2010, the Company made changes to the Success/M&A Fee originally approved in December 2007.  Upon Shareholder approval of the conversion discussed below, the previously issued 21,821,632 shares held in escrow (note 6(a)) will be released as well as a cash payment of $150,000. The value placed on these shares is the closing market price on March 26, 2010 of $.01US (CDN$.01). On March 26, 2010 the CEO agreed to surrender 2,543,485 options and the CFO agreed to surrender 1,526,091 options as well as 254,348 Finder’s Fee options granted in 2007.  These shares were held in escrow until the shareholders approved the conversion of the Company’s debt investment in Colorep Inc. into various equity securities of Colorep and cash payments.  The Chief Executive Officer and Chief Financial Officer agreed to amend their success fee arrangement.  As a result, one-third of the 21,776,632 common shares will continue to be held in escrow until such time when, over a period of five consecutive business days, the simple average of the closing prices of the Company’s shares on the principal stock exchange or stock quotations system on which such stock trades is equal to or greater than U.S. $.011.  However, if the shares remaining in escrow are not released on or before May 6, 2015, they shall be surrendered to the Company and cancelled.

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
September 30, 2010 and 2009
(Canadian Dollars)

3.	CONVERTIBLE DEBENTURE IN COLOREP INC. (continued)

With the approval of the Amended and Restated Debenture Agreement at the Shareholders’ meeting held May 6, 2010, the conversion took place and resulted in the investment in Colorep Inc. converting as follows:

Investment before Conversion	Value in $US		Investment after Conversion	Value in $US
Convertible Debenture		$2,000,000	714,005 Series C Pref Shares		$2,000,000
Interest and support receivable		$622,820	2,697,392 Common shares		$622,820
No warrants	$	nil	7,140,050 warrants at US$0.378	$	nil

The warrants have been allocated a NIL value until such time as the potential public listing of the common shares of Colorep Inc. establishes a value in excess of the exercisable price of US $0.378.

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
September 30, 2010 and 2009
(Canadian Dollars)

4.	INCOME TAXES

The Company has non-capital tax losses carried forward of approximately $8,069,081. If unused, these tax losses will expire approximately as follows:

2014	$2,438,014
2015	3,029,946
2026	1,835,441
2028	765,680

$8,069,081

The Company has unclaimed scientific research and experimental development (“SRED”) tax pools in Canada of $1,771,697, which are available to offset future taxable income.  These SRED amounts have an unlimited carry forward period.

The tax effect of significant temporary differences is as follows:

	To Sept 2010	2009	2008

Net (loss) income before income taxes	$(556,615)	$(155,785)	$176,689
Statutory income tax rate	33%	33%	33.50%

Income tax (recovery) provision at statutory rate	(183,683)	(51,409)	59,191
Non-taxable gain	-	-	-
Non-deductible expenses	-	-	72,554
Application of non-capital losses applied	-	-	-
Change in tax rate	109,811	367,838	499,272
Change in valuation allowance	(293,494)	(316,429)	(631,017)
Income tax expense	$-	$-	$-

The components of the Company’s net future income tax assets are as follows:

	2010	2009	2008

Statutory income tax rate	25.00%	25.00%	29.00%

Non-capital losses and unclaimed SRED	$2,460,194	$2,401,741	$3,050,090
Valuation allowance	(2,460,194)	(2,401,741)	(3,050,090)

Net future income tax asset	$-	$-	$-

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
September 30, 2010 and 2009
(Canadian Dollars)

5.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

a)	Share capital

Share capital comprises the following:

Authorized
Unlimited common shares
10,000,000 preferred shares

Issued and outstanding

At September 30, 2010, 76,404,648 common shares were issued and outstanding.

The weighted average number of common shares outstanding during 2010 and 2009 was 54,628,016.  The weighted average number of fully diluted common shares outstanding during 2010 and 2009 was 54,628,016. No effect has been given to the contingently returnable shares of 21,776,632 in the calculation of diluted net loss per share for the 2009 fiscal year, as the effect is anti-dilutive.

Potential dilutive securities excluded from the computation of diluted (loss) earnings per share are stock options (September, 2010 – 8,956,530, September, 2009 - 9,630,455.

No preferred shares have been issued.

Share and stock option transactions during the period December 31, 2007 to September, 2010 were as follows:
	Number of	Share Capital	Contributed
	Shares Issued	Amount	Surplus
Balance, December 31, 2007	50,789,682	$10,845,648	$6,152,788

Valuation of options issued in 2008 to settle debt obligations	-	-	17,500
Issued as payment for consulting fees to related parties	3,000,000	101,875	-
Stock-based compensation expense relating to options granted in 2008	-	-	66,279
Issued as payment for consulting fees and settle debts owing to non related parties	838,334	30,925	-
Contingently returnable shares issued in advance for success fee on RTO and held in escrow (note 3(iv))	21,776,632		-

Balance, December 31, 2009 and 2008	76,404,648	$10,978,448	$6,236,567

Valuation of options rescinded by Officers			(99,797)
Valuation of options for consulting fees to unrelated parties			16,250
Valuation of options in lieu of Directors’ Fees			32,660
Recognition of the success fee release of the shares held in escrow (note 3(iv))		217,766

Balance, September 30, 2010	76,404,648	$11,196,214	$6,185,680

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
September 30, 2010 and 2009
(Canadian Dollars)

5.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

b)   Stock option plan

The Company has stock option plans for its employees and consultants who are regarded as integral to the progress of the Company and its operations.  Options are normally issued as a bonus on employment or are tied into performance related compensation.  Performance related compensation includes completion of research and development projects within specific timeframes and budgets, achieving financial targets on behalf of the Company or introduction/referral/completion of business agreements or arrangements.  In general, the minimum vesting requirement of options issued is one year.  The maximum term of options is five years from the grant date.  Normally, the exercise price of the option is determined using the five-day closing average of the shares prior to the grant date.

On October 22, 2004, the Board of Directors passed a resolution authorizing an amendment increasing the maximum number of common shares for issuance under the Company’s Stock Option Plan to 5,100,000 shares.

On October 12, 2005, the Board of Directors received approval from shareholders at the Company’s Annual General Meeting to increase the common shares available for the Company’s Stock Option Plan by 2,000,000 shares.

On September 6, 2007, in conjunction with the sale of the assets of the Company (see note 1), the Board of Directors approved the cancellation of all share purchase options that were outstanding at that date.  At that same meeting, the Board of Directors approved the granting of new share purchase options.

i) Stock options granted

During the year ended December 31, 2007, the Company granted stock options as follows:

The Company issued 7,121,758 incentive options to six directors under the following terms: Exercise price US $0.027; expiring September 6, 2012; vesting subject to successful completion of the reverse takeover transaction as described in note 3.  In March of 2010, the CEO and CFO rescinded 4,552,182 options.

The Company issued 1,500,000 settlement options to former directors and officers under the following terms: Exercise price US $0.021; expiring August 1, 2012; vesting immediately.

The Company issued 508,697 finders’ fee options to a director for introducing the Company to Colorep Inc. under the following terms: Exercise price US $0.027; expiring November 23, 2012; vesting subject to successful completion of the reverse takeover transaction as described in note 3.  In March 2010, the CFO rescinded his share of the finders’ fee options, 254,348 options.

During the year ended December 31, 2008, the Company issued 500,000 options to a former director to settle debt obligations under the following terms:  Exercise price US $0.035; expiring June 23, 2013; vesting immediately. No stock options were granted in the year ended December 31, 2009.

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
September 30, 2010 and 2009
(Canadian Dollars)

5.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

On March 4, 2010, the Company issued 2,400,000 options to a Director in lieu of his Directors’ Fees from the period August 1, 2008 to January 31, 2010 under the following terms:  Exercise price US $0.0132; expiring March 4, 2015; vesting immediately.

On March 26, 2010 the Company issued 1,250,000 options to a former director for a management contract under the following terms:  Exercise price US $0.013; expiring March 26, 2015; vesting immediately. The options were rescinded on May 6, 2010. On May 6, 2010 the Company issued 1,249,998 options to a former director and 2 advisors for a management contract under the following terms: Exercise price US $0.013; expiring May 6, 2015; vesting immediately.

ii)	Stock options exercised

No stock options were exercised during the 2010 fiscal period or the 2009 fiscal year.

iii)	Stock option valuation

Stock options issued in the year ended December 31, 2008 were valued at $17,500 using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.40%; expected life of 5 years; expected volatility of 157%; dividend yield of  0% (2007 – 4.3%; 5 years; 142%; 0%; respectively).

Costs of the incentive options totaled $198,837 of which $99,418 was expensed in 2007 and $66,279 in 2008, leaving $33,140 to be expensed in the future.  As these relate to the closing of the RTO with Colorep (note 3), which did not close during the year, this amount will not be expensed until the final closing date.  This balance will be recognized following the completion of the Colorep Inc. anticipated public offering.

Options issued in the nine months ended September, 2010 were valued at $32,660 and $16,250 using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 1%; expected life of 5 years; expected volatility of 396%; dividend yield of 0%.

iv)	Summary table

		Weighted
		Average
	Options for	Exercise
	Common Shares	Price U.S.$

Balance, December 31, 2007	9,130,455	0.026

Options granted - 2008	500,000	0.035
Balance, December 31, 2008 and 2009	9,630,455	0.026

Options rescinded	(4,323,924)	0.027
Options granted	3,650,000	0.013

Balance, September, 2010	8,956,531	0.0202

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
September 30, 2010 and 2009
(Canadian Dollars)

5.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

b)	Stock option plan (continued)

v)	Weighted average remaining contractual life

The following table summarizes information about the Company’s stock options outstanding as at September 30, 2010:

	Number	Weighted	Weighted	Number	Weighted
Exercise	Outstanding at	Average	Average	Exercisable at	Average
Price	December 31,	Exercise	Remaining	September 31,	Exercise
US$	2009	Price US$	Life in Years	2010	Price US$

0.013 – 0.035	8,956,531	0.0202	4.25	5,650,000	0.0208

(c)	Common share purchase warrants

No warrants were issued or outstanding as at September 30, 2010.

6.	STATEMENTS OF CASH FLOWS

(a)           The net change in non-cash operating working capital balances related to operations comprises the following:

	For the three months ended Sept 30, 2010	For the three months ended Sept 30, 2009	For the nine months ended Sept 30, 2010	For the nine months ended Sept 30, 2009

Decrease (Increase) in amounts receivable	$11,206	$(100,325)	$(4,129)	$(531,347)
(Increase) in Conversion Fee receivable	65,000	-	(447,963)	-
Decrease (increase) in prepaid expenses	-	22,424	-	(15,822)
Increase (decrease) in accounts payable and accrued liabilities	166,381	34,549	676,930	9,099

	$256,496	$(34,352)	$243,691	$(538,070)

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
September 30, 2010 and 2009
(Canadian Dollars)

7.	SEGMENTED FINANCIAL INFORMATION

At September 30, 2010, December 31, 2009 and September 30, 2009 all of the Company’s assets and operations were located in Canada.

8.	RELATED PARTY TRANSACTIONS AND BALANCES

During the nine months ended September 30, 2010 and the year ended December 31, 2009, the Company incurred consulting expenses and directors’ fees for the services of certain directors in the amount of $203,097 (2009 - $406,685).  One director rescinded his fees of $37,500 in favour of receiving options. (see note 6a)

At September 30, 2010, accounts payable and accrued liabilities included fees payable to directors in the amount of $100,000 (December 31, 2009 - $52,330).

During the nine months ended September 30, 2010 the Company accrued legal fees of $444,041 to a law firm in which a Director of the Company is also a Partner (December 31, 2009 - $44,843.

During the year ended December 31, 2008, the Company issued 3,000,000 shares and granted 500,000 stock options to a company controlled by a former director (see note 6).  Also during the year ended December 31, 2008, the Company issued 21,776,632 shares to two directors in advance of the success fee which they will earn if the Colorep RTO transaction closes (notes 3).

9.	CAPITAL MANAGEMENT

The Company’s objective is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to allow the Company to complete the RTO.  Management defines capital as the Company’s shareholders’ equity.  Managements’ objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can begin to provide returns for shareholders and benefits for other stakeholders.

The Company is not subject to any externally imposed capital requirements.

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
September 30, 2010 and 2009
(Canadian Dollars)

10.	FINANCIAL INSTRUMENTS

The fair values of the Company’s financial instruments approximate their carrying values due to the short-term nature of the instruments. The Fair values of the interest and support receivable and convertible debenture in Colorep Inc. approximate their carrying value.

The Company’s risk exposure and the impact on its financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment/contractual obligations.  The Company is exposed to credit risk on its cash, amounts receivable, interest and support receivable, and convertible debenture in Colorep Inc.  The Company has deposited the cash with reputable Canadian financial institutions, from which management believes the risk of loss is minimized.  Management believes that credit risk concentration with respect to the financial instruments included in amounts receivable and interest and support receivable and convertible debenture in Colorep Inc. are low.  As at September 30, 2010, the amounts receivable and interest and support receivable and convertible debenture in Colorep Inc. are not considered past due or impaired.

Liquidity Risk

The Company’s approach to managing liquidity risks is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at September 30, 2010, the Company had a cash balance of $88,484 (December 31, 2009 - $211,389) to settle current liabilities of $141,672 (2009 - $102,946). Should Colorep fail to complete a transaction whereby Colorep Inc. would become a publically listed entity, the Company could face difficulties in monetizing its investment in Colorep.

Market risk

(a)	Interest rate risk

The Company has cash and cash equivalents and a convertible debenture in Colorep Inc. bearing interest at a fixed rate of 1.5% per month and a loan receivable from ECOM bearing interest at a rate of 8% per annum.  The Company’s current policy is to invest excess cash in interest bearing bank accounts.

(b)	Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, amounts receivable, the interest and support receivable and convertible debenture in Colorep Inc., and accounts payable and accrued liabilities, which are denominated in US dollars.

A 10% change in the exchange rate of this currency, which management believes to be reasonably possible within a 12-month period, would affect net loss by approximately $270,000 with all other variables held constant.

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
September 30, 2010 and 2009
(Canadian Dollars)

10.	FINANCIAL INSTRUMENTS (continued)

Market risk (continued)

(c)	Price risk

The Company is not exposed to price risk.

11.	COMPARATIVE FIGURES

Comparative figures have been reclassified to conform to the current year’s presentation.

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

This reconciliation only covers measurement issues and not disclosure issues pursuant to the rules and regulations of the Securities and Exchange Commission.

The financial statements of the Company for the years ended September, 2010 and 2009 have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”).  In the following respects, generally accepted accounting principles as applied in the United States (“US GAAP”) differ from those applied in Canada.

There would be no adjustments needed to arrive at net (loss) income for the years ended September 30, 2010 and 2009 if US GAAP were employed.  Similarly, there would be no adjustments needed to arrive at shareholders’ equity as at September 30, 2010 and 2009 if US GAAP were employed.

New US GAAP Accounting Pronouncements

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06) (codified within ASC 820, Fair Value Measurements and Disclosures). ASU 2010-06 improves disclosures originally required under SFAS No. 157. ASU 2010-16 is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those years. The Company will comply with the additional disclosures required by this guidance upon its adoption in January 2010.

In December 2009, the FASB issued ASU 2009-16, Transfers and Servicing (Topic 860), Accounting for Transfers of Financial Assets. ASU 2009-16 amends the accounting for transfers of financials assets and will require more information about transfers of financial assets, including securitizations, and where entities have continuing exposure to the risks related to transferred financial assets. ASU 2009-16 is effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009, with early adoption not permitted. The Company will comply with the additional disclosures required by this guidance upon its adoption in January 2010.

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
September 30, 2010 and 2009
(Canadian Dollars)

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES
(continued)

In October 2009, the FASB issued ASU No. 2009-13, Multiple Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force (ASU 2009-13) (codified within ASC Topic 605). ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company is currently assessing the impact of ASU 2009-13 on its financial position, results of operations and cash flows.

In August 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-05, Measuring Liabilities at Fair Value (ASU 2009-05) (codified within ASC 820 - Fair Value Measurements and Disclosures). ASU 2009-05 amends the fair value and measurement topic to provide guidance on the fair value measurement of liabilities. ASU 2009-05 is effective for interim and annual periods beginning after August 26, 2009. The Company’s adoption of ASU 2009-05 did not have an effect on its disclosure of the fair value of its liabilities.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162 (SFAS 168) (codified within ASC 105 -Generally Accepted Accounting Principles). SFAS 168 stipulates that the FASB Accounting Standards Codification is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. SFAS 168 is effective for interim and annual periods ending after September 15, 2009. In conjunction with the issuance of SFAS 168, the SEC issued interpretive guidance Final Rule 80 (FR-80) regarding FASB`s Accounting Standards Codification. Under FR-80, the SEC clarified that the ASC is not the authoritative source for SEC guidance and that the ASC does not supersede any SEC rules or regulations. Further, any references within the SEC rules and staff guidance to specific standards under U.S. GAAP should be understood to mean the corresponding reference in the ASC. FR-80 is also effective for interim and annual periods ending after September 15, 2009. The adoption had no impact on the Company's financial position, cash flows or results of operations.

In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets (SFAS 166) (codified within ASC 860 - Transfers and Servicing). SFAS 166 amends the derecognition guidance in SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS No. 140). SFAS 166 is effective for fiscal years beginning after November 15, 2009. The Company will comply with the additional disclosures required by this guidance upon its adoption in January 2010.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (SFAS 165) (codified within ASC 855 - Subsequent Events). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. Specifically, SFAS 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective prospectively for interim and annual periods ending after June 15, 2009. The adoption of this guidance did not have a significant effect on the Company's financial statements.

CARTHEW BAY TECHNOLOGIES INC.
Notes to the Financial Statements
September 30, 2010 and 2009
(Canadian Dollars)

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES
(continued)

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments (FSP FAS 107-1 and APB 28-1) (codified within ASC 825 - Financial Instruments). FSP FAS 107-1 and APB 28-1 require fair value disclosures in both interim as well as annual financial statements in order to provide more timely information about the effects of current market conditions on financial instruments. FSP FAS 107-1 and APB 28-1 are effective for interim and annual periods ending after June 15, 2009. The adoption of this guidance did not have a significant effect on the Company's financial statements.

In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly (codified within ASC 820). FSP FAS 157-4 provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 becomes effective for interim and annual reporting periods after June 15, 2009 and shall be applied prospectively. The adoption of this guidance did not have a significant effect on the Company's financial statements.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (FSP FAS 115-2 and FAS 124-2) (codified within ASC 320 - Investments - Debt and Equity Securities). FSP FAS 115-2 and FAS 124-2 change the method for determining whether an other-than-temporary impairment exists for debt securities and the amount of the impairment to be recorded in earnings. FSP FAS 115-2 and FAS 124-2 are effective for interim and annual periods ending after June 15, 2009. The adoption of this guidance did not have a significant effect on the Company's financial statements.

In June 2008, the FASB issued EITF 07-05, Determining Whether an Instrument (or Embedded Feature) is Indexed to a Company's Own Stock, (codified within ASC 815 - Derivatives and Hedging - Contracts in Entity's Own Equity), the FASB ratified the consensus reached on determining whether an instrument (or embedded feature) is indexed to an entity's own stock. This consensus clarifies the determination of whether an instrument (or an embedded feature) is indexed to an entity's own stock, which would qualify as a scope exception under the standard accounting for derivative instruments and hedging activities. This consensus is effective for financial statements issued for fiscal years beginning after December 15, 2008. It was effective for the Company on January 1, 2009. The adoption of this consensus did not have a significant effect on the Company's financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133, (SFAS 161) (codified within ASC 815 - Derivatives and Hedging). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Company adopted this guidance on January 1, 2009. The Company currently does not have any derivative financial instruments subject to accounting or disclosure under this standard; therefore, the adoption of this standard did not have a significant effect on the Company's statement of financial position, results of operations or cash flows.

14.	SUBSEQUENT EVENTS

As at November 18, 2010, there were no subsequent events to report.

FORM 52-109FV2
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, Brian D. Clewes, Chief Financial Officer of Carthew Bay Technologies Inc., certify the following:

1.
Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Carthew Bay Technologies Inc. (the “issuer”) for the interim period ended September 30, 2010.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 18, 2010

/s/ Brian D. Clewes

Brian D. Clewes
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)     controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)    a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 52-109FV2
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, Michael M. Liik, President and Chief Executive Officer of Carthew Bay Technologies Inc., certify the following:

1.
Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Carthew Bay Technologies Inc. (the “issuer”) for the interim period ended September 30, 2010.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 18, 2010

/s/ Michael M. Liik

Michael M. Liik
President and Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)     controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)    a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.